EXHIBIT 99.1
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                       [LOGO VIKING ENERGY ROYALTY TRUST]


PRESS RELEASE
FOR IMMEDIATE RELEASE
JUNE 2, 2004

VIKING ENERGY ROYALTY TRUST APPOINTS CHIEF FINANCIAL OFFICER
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CALGARY, JUNE 2, 2004 - (VKR.UN) Viking Energy Royalty Trust ("Viking") is
pleased to announce the appointment of Robert W. Fotheringham, CA as Vice President, Finance and Chief Financial Officer effective immediately.

Mr. Fotheringham joins Viking with more than 20 years of progressive experience in the energy industry and public accounting, most recently as Chief Financial Officer of Inter Pipeline Fund. Prior to joining Inter Pipeline, Mr. Fotheringham held senior executive positions with True North Energy Corporation, Canadian Oil Sands Investments Inc., Superior Propane Inc. and Norcen Energy Resources Limited. Mr. Fotheringham is a Chartered Accountant and holds an Honours Degree in Business Administration from the University of Western Ontario.

"We're very pleased to have Bob join the Viking organization as a key member of our management team," said John Zahary, Viking's President and CEO. "His proven track record of sound financial management and his strong leadership skills will be a significant asset to Viking".

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 97,642,957 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amounts of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:


John Zahary                                    Viking Energy Royalty Trust
President and CEO                              Suite 400, 330-5th Avenue S.W.
                                               Calgary, Alberta
     or                                        T2P 0L4

Diane Phillips                                 Ph:  (403) 268-3175
Investor Relations                             Toll Free:  1-877-292-2527

                                               Email: vikingin@viking-roy.com




         For further information regarding Viking Energy Royalty Trust, visit our website at WWW.VIKINGENERGY.COM